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SECU ... ISSION

09059518

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47077

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PDQ ATS, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2624 Patriot Blvd.
(No. and Street)

Glenview	IL	60026
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward O'Malley (224) 521-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward O'Malley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PDQ ATS, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Edward O'Malley

Signature

Executive Vice President

Title

"OFFICIAL SEAL"
Robert E. McDonald
Notary Public, State of Illinois
My Commission Expires June 4, 2011

2/27/09

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PDQ ATS, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
PDQ ATS, Inc.

We have audited the accompanying statement of financial condition of PDQ ATS, Inc. as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PDQ ATS, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 5, 2009

PDQ ATS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 51,851
Receivable from broker/dealers	295,947
Other	1,345
TOTAL ASSETS	$ 349,143

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 8,823
Related party payable	22,603
Total Liabilities	$ 31,426
Shareholders' Equity	
Common stock, $.01 par value; 20,000 shares authorized, 1,000 shares issued and outstanding	$ 10
Additional paid-in capital	421,299
Retained earnings (deficit)	(103,592)
Total Shareholders' Equity	$ 317,717
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 349,143

The accompanying notes are an integral part of this financial statement.

PDQ ATS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Connecticut on October 22, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities and supplying transactional services through their alternative trading system. This trading system has not yet been implemented and the Company had no trading activities during the year ended December 31, 2008. Effective August 12, 2008, the Company formally changed its name from PB Trade, Ltd. to PDQ ATS, Inc.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentration of Risk - The Company's cash is held on deposit at two financial institutions and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days when purchased by the Company, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of equipment was computed using the straight line method over a 5 year period.

NOTE 2 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) and as mentioned in Note 4, the Clearing Broker/dealer is affiliated with the Company. Pursuant to terms of the agreement, the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. The Company is required to maintain a $250,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. In addition, the Company is subject to a minimum monthly service charge of $15,000. The agreement may be terminated by either party with 30 days prior written notification.

As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

PDQ ATS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2008, the Company had net capital and a net capital requirement of $316,175 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 10%.

NOTE 4 - RELATED PARTY TRANSACTIONS

Through common ownership and management the Company is affiliated with PB Trade, LLC and PDQ Enterprises, LLC (Enterprises). Pursuant to a written agreement between the Company and Enterprises, the Company is to reimburse Enterprises for certain expenses it incurs on the Company's behalf. Expenses incurred pursuant to the agreement for the year ended December 31, 2008 were $16,770 and are as follows:

Expenses	Amount
Compensation and related expenses	$ 6,289
Other	10,481
Total	$ 16,770

The Company has a license agreement with Enterprises for the use of certain software and the related documentation. Pursuant to terms of the agreement, the Company has agreed to pay quarterly license fees of $5,000. For the year ended December 31, 2009, the Company has incurred expenses totaling $5,833 relating to this agreement. At December 31, 2008, the Company owed Enterprises $22,603.

NOTE 4 - RELATED PARTY TRANSACTIONS - (Continued)

According to a written agreement dated February 10, 2009, PB Trade LLC will sell its total interest in the Company to Enterprises. Therefore, Enterprises will become the sole shareholder of the Company. The closing date for this transaction is set for March 16, 2009.

In addition, through common ownership of Enterprises, the Company is affiliated with its Clearing Broker/dealer (See Note 2) and with its landlord (See Note 5). Expenses incurred during the year ended December 31, 2008 relating to these agreements were $30,000 for the clearing agreement and $1,500 for the occupancy lease. On December 31, 2008, the Company had on deposit $295,947 with the Clearing Broker/dealer and $1,000 on deposit for the occupancy lease agreement.

NOTE 5 - OCCUPANCY LEASE

On November 15, 2008 the Company entered into a noncancellable lease agreement for office space that expires January 14, 2010. As mentioned in Note 4, the landlord is affiliated with the Company. The total expenditure for office space for the year ended December 31, 2008 was $1,500. Future minimum lease payments for the lease, exclusive of additional payments which may be required for the years ended December 31, 2009 and 2010 are $12,000 and $500 respectively.

NOTE 6 - NONMONETARY TRANSACTIONS

Effective September 30, 2008, the Company made a dividend distribution of equipment with a book value of $10,198. In addition, PDQ Enterprises, LLC (Enterprises) paid expenses totaling $14,289 which were classified as capital contributions.

NOTE 7 - INCOME TAXES

The Company had elected S Corporation status for federal income tax purposes. Income taxes were therefore the responsibility of the Company's shareholders. However, effective October 1, 2008, the Company became a C Corporation for federal income tax reporting purposes.